UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 22, 2025

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated December 22, 2025 entitled ‘Director/PDMR Shareholding’.

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies the following change in interests in the ordinary shares of EUR3.50 each (Shares) of PDMRs, arising pursuant to the grant of the following share awards:

(i)	2023 Replacement Performance Share Plan (PSP) Awards and Replacement Targeted Share Awards (TSA):

The replacement awards are share awards for employees (including Directors) who, at the time of the Demerger, held unvested awards under the Unilever Share Plan 2017. These replacement awards are granted under The Magnum Ice Cream Company Long Term Incentive Plan 2025 over TMICC Shares on substantially equivalent terms and with a value equivalent to the Unilever shares subject to the relevant Unilever award that lapsed due to the application of time pro-rating.

(ii)	Rollover awards

Unilever Restricted Stock Unit awards held as at the time of the Demerger are exchanged for substantially equivalent awards over TMICC Shares, which will vest on their original vesting date(s), subject to continued employment/service with the TMICC Group and maintaining satisfactory levels of personal performance. Awards will continue to be governed by the Unilever Share Plan 2017, which was adopted by TMICC for this purpose.

(iii)	Celebration Award

The Celebration Award (operated under The Magnum Ice Cream Company Celebration Award Plan) is a one-off share award over the same number of TMICC Shares to each employee who was part of the TMICC Group at the completion of the Demerger. Directors are not eligible to receive this award.

Malus and clawback provisions apply to all awards

The number of Shares granted was determined by taking the average closing share prices (on Euronext Amsterdam, London Stock Exchange and New York Stock Exchange) for the period 8 to 18 December 2025 inclusive, (being EUR13.41, GBP11.69 and USD15.60 respectively).

Director	2023 Replacement PSP/TSA Award	Rollover Award	Celebration Award	Total Share Awards
Peter ter Kulve	4,853	41,134	n/a	45,987
Other PDMRs
Julien Barraux	816	11,120	23	11,959
Sandeep Desai	508	10,042	23	10,573
Tim Gunning	55	3,466	23	3,544
Wai-Fung Loh	1,134	14,218	23	15,375
Mark O’Brien	n/a	9,330	23	9,353
Gerardo Ronzanski	1,784	20,346	23	22,153
Ronald Schellekens	7,168	n/a	23	7,191
Mustafa Seckin	1,060	13,284	23	14,367
Toloy Tahir Tanridagli	962	8,958	23	9,943
Vanessa Vilar	327	3,924	23	4,274

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Peter ter Kulve
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	3,126	36,542.94
		Aggregated	11.69	3,126	36,542.94

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	42,861	574,766.01
		Aggregated	13.41	42,861	574,766.01

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Julien Barraux
2	Reason for the notification
a)	Position/status	Chief Creative Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	11,959	160,370.19
		Aggregated	13.41	11,959	160,370.19

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Sandeep Desai
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	10,573	123,598.37
		Aggregated	11.69	10,573	123,598.37

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Tim Gunning
2	Reason for the notification
a)	Position/status	Chief of Staff & Head of Strategy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	3,544	47,525.04
		Aggregated	13.41	3,544	47,525.04

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Wai-Fung Loh
2	Reason for the notification
a)	Position/status	President Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	23	308.43
		Aggregated	13.41	23	308.43

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	15,352	179,464.88
		Aggregated	11.69	15,352	179,464.88

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mark O’Brien
2	Reason for the notification
a)	Position/status	Chief Technology and Information Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	9,353	109,336.57
		Aggregated	11.69	9,353	109,336.57

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Gerardo Ronzanski
2	Reason for the notification
a)	Position/status	President Americas
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	USD
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		15.60	23	358.80
		Aggregated	15.60	23	358.80
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	22,130	258,699.70
		Aggregated	11.69	22,130	258,699.70

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person		Ronald Schellekens
2	Reason for the notification
a)	Position/status		Chief Human Resources Officer
b)	Initial notification/Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code		25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	7,191	84,062.79
		Aggregated	11.69	7,191	84,062.79

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mustafa Seckin
2	Reason for the notification
a)	Position/status	President of Europe, Australia & New Zealand
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	13,307	178,446.87
		Aggregated	13.41	13,307	178,446.87

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	1,060	12,391.40
		Aggregated	11.69	1,060	12,391.40

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Toloy Tahir Tanridagli
2	Reason for the notification
a)	Position/status	President of Middle East, Turkey, South Asia and Africa
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	23	308.43
		Aggregated	13.41	23	308.43

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		11.69	9,920	115,964.80
		Aggregated	11.69	9,920	115,964.80

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Vanessa Vilar
2	Reason for the notification
a)	Position/status	Chief Legal Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	19-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Share Awards		13.41	4,274	57,314.34
		Aggregated	13.41	4,274	57,314.34

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company is the world’s largest ice cream company. With an unrivalled portfolio of brands including global power brands Magnum, Ben & Jerry’s, Wall’s and Cornetto, and with a global fleet of nearly 3 million freezers, our products are available in 80 countries. The company generated €7.9 billion in revenue in 2024. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit The Magnum Ice Cream Company website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: December 22, 2025	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer